FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

FEDERATIVE REPUBLIC OF BRAZIL (“BRAZIL” OR THE “REPUBLIC”)

The information set forth below is to be furnished:

1.    In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)    The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)    The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)    The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2.    A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)    Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The internal funded debt of the Republic as of December 31, 2005 totaled R$819.6 billion.

(b)    External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

	As of December 31, 2003	As of December 31, 2004	As of December 31, 2005
Repayable in U.S. Dollars	$ 52,022	$ 51,393	$ 53,191
Repayable in Deutsche Marks	DM 4,731	DM 3,037	DM 2,720
Repayable in Japanese Yen	¥339,872	¥313,922	¥286,086
Repayable in French Francs	FFR 7,673	FFR 4,179	FFR 3,075
Repayable in Pounds Sterling	GBP 447	GBP 325	GBP 284
Repayable in Swiss Francs	CHF 175	CHF 92	CHF 71
Repayable in Canadian Dollars	CDN$130	CDN 82	CDN 63
Repayable in Euro	EUR 7,670	EUR 6,353	EUR 5,633
Repayable in Italian Lira	ITL 2,166	ITL 1,162	ITL 896
Repayable in Austrian Schilling	ATS 184	ATS 99	ATS 76
Repayable in Dutch Guilder	NLG 13	NLG 7	NLG 5
Repayable in Belgian Francs	BEF 564	BEF 303	BEF 233
IMF Special Drawing Rights	SDR 0	SDR 0	SDR 0
II) External Funded Debt by Type of Interest Rate (In $ Equivalent)
Floating Rate	19,642	17,626	16,084
Fixed Rate	57,087	57,720	59,044
Total	76,729	75,346	75,161

*	All amounts in millions. Includes Central Bank, public enterprises, mixed ownership enterprises, semi-autonomous entities, States and municipalities. In addition, such entities have additional funded debt payable to the World Bank, IDB and others, denominated primarily in U.S. dollars, Japanese Yen, Swiss Francs and Deutsche Marks.

3.    A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to tables 37, 38 and 39 on pages D-103 to D-106 of Exhibit D.

4.    (a)    As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following :

(1)    Total amount held by or for the account of the registrant.

Not applicable.**

(2)    Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.**

(3)    Total amount otherwise outstanding.

Not applicable.**

(b)    If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.**

5.    A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)    Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

R$46.4 billion as of December 31, 2005.

(b)    External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to the response to item 2(b).

6.    Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to table 29 on page D-86 of Exhibit D.

7.    (a)    If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages D-60 to D-64 of Exhibit D.

(b)    If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

**	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

8.    Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to table 22 on page D-60 of Exhibit D.

9.    Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized.

Reference is made to pages D-48 to D-55 of Exhibit D.

10.    The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to table 14 on page D-48 of Exhibit D.

The annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:	Exhibit A: None
Exhibit B: None
Exhibit C: Copy of the 2006 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE
Exhibit D: Current Description of the Republic

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 30th day of June, 2006.

FEDERATIVE REPUBLIC OF BRAZIL

By	/s/ SÔNIA DE ALMENDRA FREITAS PORTELLA NUNES
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.	Page No.
A: None
B: None
C: Copy of the 2006 Annual Budget of the Republic	*
D: Current Description of the Republic

*	Filed by paper filing under cover of Form SE